December 5, 2019

Zhanchang Xin
Chief Executive Officer
Qilian International Holding Group Ltd
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province
People's Republic of China

       Re: Qilian International Holding Group Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed November 27, 2019
           File No. 333-234460

Dear Mr. Xin:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 12, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary
Our History and Corporate Structure, page 7

1. We note your response to comment 1. Please clarify whether Gansu QLS or any of its subsidiaries are restricted in the amount of capital they are able to contribute to Qilian
       International Holding Group Limited or any of its wholly-owned subsidiaries or the amount of capital they are able to repatriate from Qilian International Holdings Group
       Limited or any of its wholly-owned subsidiaries as a result of non-compliance with PRC
       SAFE Circular 37.
 Zhanchang Xin
Qilian International Holding Group Ltd
December 5, 2019
Page 2
Exhibit Index, page 129

2. Please have counsel revise its opinion in Exhibit 5.1 so that the number of ordinary shares, including the ordinary shares issuable upon exercise of the underwriters' warrants and the ordinary shares issuable upon exercise by the underwriters of their over-allotment option, is consistent with the number of such shares listed on the registration statement cover page.
       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameZhanchang Xin                                Sincerely,
Comapany NameQilian International Holding Group Ltd
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